UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2026
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

October 29, 2026

METHANEX ANNOUNCES BOARD APPROVAL OF A 5% SHARE REPURCHASE PROGRAM

VANCOUVER, British Columbia (October 29, 2026) – Methanex Corporation (the “Company” or “Methanex”) (TSX: MX) (Nasdaq: MEOH) announced today that its Board of Directors has approved a Normal Course Issuer Bid (“NCIB”) whereby the Company will be entitled to purchase for cancellation up to 3,868,213 common shares (“Shares”), representing 5% of the 77,364,263 Shares issued and outstanding as of October 29, 2026. Purchases under the NCIB may commence on November 4, 2026 and end no later than November 3, 2027. Any purchases will be made from time to time at the then current market price of the Shares and all Shares purchased under the NCIB will be cancelled.

Rich Sumner, President and CEO, Methanex Corporation, stated, “With strong operational results and high methanol prices, we are making great progress on de-leveraging to a stronger and more resilient balance sheet and we are pleased to announce the opening of this share repurchase program that will allow us to return additional capital to our shareholders.”

Purchases pursuant to the NCIB will be made on the open market through the facilities of the NASDAQ Global Select Market (“NASDAQ”) and alternative trading systems in the United States pursuant to Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Subject to certain exceptions for block purchases, daily repurchases under the program through the NASDAQ and alternative trading systems in the United States will not exceed 25% of the Company’s average daily trading volume for the four-week period preceding the date of purchase. The Company will enter into an automatic securities purchase plan with its broker in connection with purchases to be made under the NCIB, which will enable Methanex to provide standard instructions and purchase Shares on the open market during self-imposed blackout periods. Outside of these blackout periods, Shares may be purchased under the NCIB in accordance with management’s discretion.

ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq Stock Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING
This news release contains certain forward-looking statements, or forward-looking information, with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the word “will” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

Forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating to conditions in the financial markets and other risk factors as detailed from time to time in Methanex’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission. Certain of these risks are described in more detail in our 2025 Annual Management’s Discussion and Analysis and Third Quarter 2026 Management’s Discussion and Analysis and in our public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

-end-

Inquiries:
Robert B. Winslow, CFA
Vice President, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 29, 2026	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary